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                                                                    Exhibit 21.1



                     Subsidiaries of Abington Bancorp, Inc.





         Abington Bancorp, Inc. has one wholly-owned subsidiary, Abington Savings Bank, which is a Massachusetts-chartered savings bank. The Bank has three wholly-owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation which are both Massachusetts Corporations, and Abington Securities Corporation, which is a Delaware Corporation. ABBK Corporation, which was a wholly owned subsidiary of Abington Savings Bank incorporated in Massachusetts, was dissolved in January of 1997.